# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: BTCS Labs Inc., CIK 0002089189
CUSIP: 000000000
Title of class of securities: Common Stock, $0.001 par value
Address of issuer's principal executive offices: 303 W. LANCASTER AVE. #135, WAYNE, Pennsylvania (PA), 19087
Date of event which requires filing of this statement: 10/03/2025
Filed by CIK 0001599502
Persons authorized to receive notices and communications: BRIAN BERNSTEIN, ESQ., 3001 PGA BLVD, STE 305, PALM BEACH GARDENS, Florida (FL), 33410, 561-686-3307

## Reporting persons
- Charles W. Allen (CIK 0001599502): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: personal funds (PF); sole voting power 100,000; shared voting power 0; sole dispositive power 100,000; shared dispositive power 0; aggregate amount beneficially owned 100,000 (20% of the class)
  Comment: 11. Represents outstanding shares of the Issuer's common stock over which the Reporting Person has dispositive and voting control. Based on 500,000 shares of common stock outstanding as of September 30, 2025.
- BTCS Equity Partners LLC (CIK 0002090289): type of reporting person: other (OO); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: personal funds (PF); sole voting power 400,000; shared voting power 0; sole dispositive power 400,000; shared dispositive power 0; aggregate amount beneficially owned 400,000 (80% of the class)
  Comment: 11. Represents outstanding shares of the Issuer's common stock over which the Reporting Person has dispositive and voting control. Based on 500,000 shares of common stock outstanding as of September 30, 2025.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, $0.001 par value
Name of issuer: BTCS Labs Inc.
Address of issuer's principal executive offices: 303 W. LANCASTER AVE. #135, WAYNE, Pennsylvania (PA), 19087

## Item 2. Identity and Background
Name of person filing: This 13D is filed on behalf of Charles Allen and BTCS Equity Partners LLC (together, the "Reporting Persons").
Residence or business address: The principal business address of the Reporting Persons is 303 W. Lancaster Ave. #135, Wayne, PA 19087
Present principal occupation or employment: Mr. Allen is the Chief Executive Officer, President, Secretary, Treasurer, and sole director of the Issuer. BTCS Equity Partner LLC is an entity controlled by Mr. Allen.
Criminal convictions in the last five years: During the past five years the Reporting Persons have not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor were the Reporting Persons a party to a civil proceeding or a judicial or administrative body of competent jurisdiction and as a result of such proceeding were or are subject to a judgment, decree or final order enjoying future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Civil proceedings (securities laws) in the last five years: During the past five years the Reporting Persons have not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor were the Reporting Persons a party to a civil proceeding or a judicial or administrative body of competent jurisdiction and as a result of such proceeding were or are subject to a judgment, decree or final order enjoying future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: Mr. Allen is a citizen of the United States. Equity Partner LLC was organized in the State of Wyoming.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: On September 22, 2025, Charles Allen purchased 100,000 shares of the Issuer's common stock for an aggregate purchase price of $10,000. On September 29, 2025, BTCS Equity Partners LLC, an entity over which Mr. Allen exercises voting and dispositive control, purchased 400,000 shares of the Issuer's common stock for an aggregate purchase price of $40,000. Together, these purchases represented 100% of our 500,000 issued and outstanding shares of common stock as of that date. As a result of these purchases, Mr. Allen currently controls all of the voting power of our capital stock, both directly and through his control of BTCS Equity Partners LLC.

## Item 4. Purpose of Transaction
Purpose of transaction: Mr. Allen is the Chief Executive Officer, President, Secretary, Treasurer, and sole director of the Issuer. He acquired all of his securities with the purpose of exercising control.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: Mr. Allen is the beneficial owner of 500,000 shares of the Issuer's common stock representing 100% of the shares outstanding of the Issuer, including (i) 100,000 shares of the Issuer's common stock held directly and (ii) 400,000 shares of the Issuer's common stock held by BTCS Equity Partners LLC. BTCS Equity Partners LLC is controlled by Mr. Allen. Mr. Allen may be deemed the beneficial owner of the shares of common stock held by BTCS Equity Partners LLC. Mr. Allen disclaims beneficial ownership of the securities held by BTCS Equity Partners LLC except to the extent of any pecuniary interest therein. The beneficial ownership percentages disclosed are based on 500,000 shares of common stock outstanding as of September 30, 2025.
Number of shares as to which each person has sole or shared power to vote or dispose: The Reporting Persons have the sole power to vote or to direct the vote, sole power to dispose or to direct the disposition of all shares beneficially owned by the Reporting Persons.
Transactions in the class effected during the past sixty days: Except as described in this Schedule 13D under Item 3 above, the Reporting Persons did not engage in any transactions in shares of the Company's common stock during the past 60 days.
Other persons with the right to receive dividends or sale proceeds: Not applicable.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: Not applicable.

## Signatures
- Charles W. Allen: /s/ Charles W. Allen, Charles W. Allen (12/03/2025)
- BTCS Equity Partners LLC: /s/ Charles W. Allen, Charles W. Allen, Manager (12/03/2025)